Exhibit 99.2

 Phase 1 dose escalation of IMC-F106C,  the first PRAME × CD3 ImmTAC bispecific protein in solid tumors  September 9, 2022

 Forward-Looking Statements  This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “can”, “will,” “believe,” “expect,” “plan,” “anticipate,” “project” and similar expressions (as well as other words or expressions referencing future events or circumstances) are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this presentations are forward-looking statements. These statements include, but are not limited to, statements regarding the marketing and therapeutic potential and clinical benefits of IMC-F106C for a wide range of cancers, including its ability to influence a diverse range of tumors and ability to result in a durable response; the timing of patient enrollment for and expansion arms of the IMC- F106C-101 trial, including the option for Phase 2 expansion; and expectations regarding the development plan, design, progress, timing, scope and results of Immunocore’s existing and planned clinical trials, including the IMC-F106C-101 trial, including statements regarding upcoming cohorts, trial expansion and the timing of the availability of future clinical trial results, the KIMMTRAK clinical development and the marketing and therapeutic potential of KIMMTRAK for metastatic uveal melanoma (mUM), expectations regarding the potential market size and opportunity for Immunocore’s product candidates, and expectations regarding receipt of regulatory approvals of Immunocore’s product candidates. Any forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These risks and uncertainties include, but are not limited to, the impact of the ongoing and evolving COVID-19 pandemic on the Company’s business, strategy, clinical trials and financial position, strategy and anticipated milestones, including Immunocore’s ability to conduct ongoing and planned clinical trials; Immunocore’s ability to obtain a clinical supply of current or future product candidates, including IMC-F106C, or commercial supply of KIMMTRAK or any future approved product, including as a result of the COVID-19 pandemic, war in Ukraine or global geopolitical tension; Immunocore’s ability to obtain and maintain regulatory approvals for its product candidates, including KIMMTRAK and IMC-F106C; its ability to develop, manufacture and commercialize IMC-F106C and its other product candidates; Immunocore’s ability and plans in continuing to establish and expand a commercial infrastructure and to successfully launch, market and sell KIMMTRAK and any future approved products; the delay of the IMC-F106C-101 trial or any other current or planned clinical trials, whether due to the COVID-19 pandemic, patient enrollment delays or otherwise; Immunocore’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; actions of regulatory agencies, which may affect the initiation, timing and progress of the IMC-F106C-101 trial and Immunocore’s other clinical trials or future regulatory approval; Immunocore’s need for and ability to obtain additional funding, on favorable terms or at all, including as a result of rising inflation, interest rates and general market conditions, and the impacts thereon of the COVID-19 pandemic, war in Ukraine and global geopolitical tension; Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; unexpected safety or efficacy data observed during preclinical studies or clinical trials, including the IMC-F106C-101 trial; clinical trial site activation or enrollment rates that are lower than expected; changes in expected or existing competition; and the success of Immunocore’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled "Risk Factors" in Immunocore’s filings with the Securities and Exchange Commission, including Immunocore’s most recent Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 3, 2022, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission. All information in this presentation is as of the date of the release, and the Company undertakes no duty to update this information, except as required by law. Such risks may be amplified by the COVID-19 pandemic, war in Ukraine and related geopolitical tension, and their potential impacts on Immunocore’s business and the overall global economy. All forward-looking statements contained in this presentation speak only as of the date on which they were made and should not be relied upon as representing its views as of any subsequent date. Except to the extent required by law, Immunocore undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.  This presentation contains non-IFRS financial measures, including Adjusted Cash and Cash Equivalents, which have certain limitations and should not be considered in isolation, or as alternatives or substitutes for, financial measures determined in accordance with IFRS. Certain information contained in this presentation relates to or is based on studies, publications, surveys, and other data obtained from third-party sources and Immunocore’s own internal estimates and research. While Immunocore believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy, or completeness of, any information obtained from third-party sources. KIMMTRAK™ is a trademark owned or licensed to Immunocore.  2

 3  Overview & ImmTAC Platform  Bahija Jallal, PhD – Chief Executive Officer  Phase 1 study of IMC-F106C Targeting PRAME  Omid Hamid, MD – Cedars-Sinai Cancer, the Angeles Clinic & Research Institute  Next steps for IMC-F106C  David Berman, MD, PhD – Head of R&D  Concluding Remarks  Bahija Jallal, PhD – Chief Executive Officer  Q&A Session

 4  We are defining a new frontier of cancer treatment  T Cell Receptor (TCR) Therapy  Off-the-shelf bispecific  T cell engagers  1949  Targeted Therapy  Chemotherapy  1997  Immunotherapy  2011  Antibody-Drug Conjugate  2013  Cell Therapy  2017  2022

 5  Omid Hamid, MD  Chief, Translational Research and Immunotherapy and Co-Director, Melanoma Therapeutics  Internationally recognized leader in immuno-oncology drug development and melanoma therapeutics  Investigator in the initial trials with ipilimumab, pembrolizumab, nivolumab, atezolizumab and vemurafenib  Current focus on next-generation checkpoint inhibitors, T cell adoptive therapies and bispecific antibodies

 Phase 1 dose escalation of IMC-F106C, the first PRAME × CD3 ImmTAC  bispecific protein in solid tumors  Omid Hamid,1 Takami Sato,2 Diwakar Davar,3 Margaret Callahan,4 Fiona Thistlethwaite,5 Raid Aljumaily,6 Melissa Johnson,7 Hendrik-Tobias Arkenau,8 Ecaterina Dumbrava,9 Benjamin Izar,10 Hui Amy Chen,11 Shannon Marshall,12 Yuan Yuan,12 Mugdha Deo,12 Sarah Stanhope,12 Laura Collins,12 Renee Mundy,12 Shaad Abdullah,12 Juanita Lopez13  1The Angeles Clinic and Research Institute, A Cedars-Sinai Affiliate, Los Angeles, CA, US; 2Thomas Jefferson University Hospital, Philadelphia, PA, US; 3UPMC Hillman Cancer Center, Pittsburgh, PA, US; 4Memorial Sloan Kettering Cancer Center, New York, NY, US; 5The Christie NHS Foundation Trust and University of Manchester, Manchester, UK; 6University of Oklahoma Peggy and Charles Stephenson Cancer Center, Oklahoma City, OK, US; 7Sarah Cannon Research Institute, Nashville, TN, US; 8Sarah Cannon Research Institute, London, UK; 9MD Anderson Cancer Center, Houston, TX, US; 10Columbia University Medical Center, New York, NY, US; 11University of California Davis Comprehensive Cancer Center, Sacramento, CA, US; 12Immunocore Ltd, Abingdon, UK; 13The Royal Marsden NHS Foundation Trust and Institute of Cancer Research, Sutton, UK  #728O

DECLARATION OF INTERESTS

Dr Omid Hamid

Advisory/Consulting: Aduro Biotech, Akeso Biopharma, Alkermes, Amgen, BeiGene, BioAtla, BMS, Genentech, GlaxoSmithKline, Idera, Immunocore, Incyte, Iovance Biotherapeutics, Janssen, Merck, NextCure, Novartis, Pfizer, Regeneron, Roche, Sanofi, Seattle Genetics, Tempus, Zelluna; Speaker's Bureau: BMS, Novartis, Pfizer, Sanofi/Regeneron

Honoraria: BMS, Novartis, Pfizer, Sanofi/Regeneron

Research Funding (Institute): Aduro Biotech, Akeso Biopharma, Amgen, Arcus Biosciences, Bioatla, BMS, CytomX Therapeutics, Exelixis, Genentech, GlaxoSmithKline, Idera, Immunocore, Incyte, Iovance Biotherapeutics, Merck, Merck Serono, Moderna Therapeutics, NextCure, Novartis, Pfizer, Regeneron, Roche, Rubius Therapeutics, Sanofi, Seattle Genetics, Torque, Zelluna

DISCLAIMER

All statements contained in this presentation are based on preclinical and clinical trial data related to an investigational molecule, IMC-F106C. Development of this molecule is ongoing and, therefore, statements relating to study data to date should not be regarded as definitive reflections of safety, efficacy or the risk-benefit profile of the molecule.

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Content of this presentation is copyright and responsibility of the author. Permission is required for re-use.

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IMC-F106C: ImmTAC targeting HLA-A2-presented peptide from PRAME (PRAME × CD3)


PRAME expressing tumor cell
HLA-A*02:01
PRAME-derived peptide
Targeting domain
engineered TCR (pM)
Effector domain
scFv-anti-CD3 (nM)
IMC-F106C ImmTAC
CD3 receptor
Any T cell

PRAME: most broadly expressed cancer-testis antigen in several tumor types but with minimal normal tissue expression

Adeno NSCLC



Squamous NSCLC



Tumor	Prevalence of PRAME expression
Melanoma, endometrial, NSCLC, TNBC, SCLC, ovarian	
RCC, esophageal, SCCHN, cervical	
Bladder, HCC, gastric	

LOW … HIGH

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ImmTAC, Immune mobilizing T cell receptor Against Cancer; TCR, T cell receptor

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Phase 1 Study Design

Tumor assessment every 9 weeks

Screening	Treatment	Follow-up

Weekly IV infusion with intra-patient dose escalation (over 3 weeks)

Key eligibility criteria

- HLA-A*02:01 (central testing)
- Select advanced solid tumors
- Tumor PRAME by immunohistochemistry
  - High PRAME prevalence: enroll all comers; test retrospectively
  - All other indications: prospective confirmation of PRAME

Key objectives

Primary endpoint

- Determine MTD/expansion dose

Secondary endpoints

- Preliminary antitumor activity
- Pharmacokinetics
- Pharmacodynamic markers

Dose escalation

Target Dose, Starting Day 15

- 320 mcg
- 160 mcg
- 80 mcg
- 40 mcg
- 20 mcg
- 0.3 - 10 mcg

Cohorts 6 and above (20–320 mcg)

Efficacy population n=31*

Strong and consistent pharmacodynamic activity

Cohorts 1-5 (0.3 - 10 mcg)

Total safety population N=55

* Of 36 patients treated at target escalation dose of ≥20 mcg, 5 patients were excluded from efficacy analyses as they were PRAME-negative (n=2) or not yet had tumor assessment (n=3)

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EudraCT No. 2019-004046-16; NCT04262466
Data cut-off date: 18 Jul 2022
IV, intravenous; MTD, maximum tolerated dose

4

 Interferon induction T cell trafficking  Peripheral blood Peripheral blood   Tumor  Pre-treatment  Day 28  CD3  22-fold increase  Dose  Dose  Results plotted as mean ± SEM  5  CD3  T cell activation and re-direction into tumor seen across ImmTAC platform  Strong and Consistent Pharmacodynamic Activity at ≥20 mcg IMC-F106C

Baseline patient characteristics

Characteristic	Safety Population N=55	Efficacy Population N=31†
Age — median yr (range)	60 (26, 79)	61 (36, 79)
ECOG status 0 — n (%)	30 (55%)	19 (61%)
PRAME status (IHC)		
Positive	49 (89%)	28 (90%)
Negative	2 (4%)	0
Not evaluable	4 (7%)	3 (10%)
Median H-score	195	188
Tumor type		
Melanoma	34 (62%)	17 (55%)
Uveal (UM)	26 (47%)	11 (35%)
Cutaneous (CM)*	8 (15%)	6 (19%)
Ovarian Carcinoma	10 (18%)	5 (16%)
Serous (SOC)*	7 (13%)	4 (13%)
Non-serous	3 (5%)	1 (3%)
NSCLC	4 (7%)	4 (13%)
TNBC*	3 (5%)	3 (10%)
Endometrial*	4 (7%)	2 (6%)

- Median PRAME H-score in efficacy population was high, 188; most patients enrolled regardless of PRAME testing
- Patients in efficacy population were heavily pretreated
  - Ovarian: all platinum resistant
  - CM: all received prior anti-PD1 and anti-CTLA4
  - NSCLC: all received prior anti-PD1
  - TNBC and endometrial: 2-5 prior lines of therapy

* In efficacy population, these tumors enrolled regardless of PRAME immunohistochemistry (IHC) testing, which was evaluated retrospectively. NSCLC squamous also enrolled regardless of PRAME testing

† Of 36 patients treated at target escalation dose of ≥20 mcg, 5 patients were excluded from efficacy analyses as they were PRAME-negative (n=2) or not yet had tumor assessment (n=3)

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IMC-F106C was well tolerated

Most frequent related AE was Grade 1/2 CRS, consistent with proposed mechanism

Preferred Term (MedDRA v23.1)	0.3 – 10 mcg† (N=18)	20 – 320 mcg† (N=37)	Total (N=55)
All Grades (events in ≥ 25% of patients), n (%)			
AT LEAST ONE EVENT	18 (100)	34 (92)	52 (95)
Pyrexia*	10 (56)	21 (57)	31 (56)
Cytokine release syndrome	5 (28)	22 (59)	27 (49)
Fatigue	6 (33)	13 (35)	19 (35)
Hypotension*	3 (17)	15 (41)	18 (33)
Chills	9 (50)	8 (22)	17 (31)
Nausea	7 (39)	10 (27)	17 (31)
Rash	3 (17)	12 (32)	15 (27)
Grade ≥ 3 (Events in > 1 patient), n (%)			
AT LEAST ONE EVENT	6 (33)	13 (35)	19 (35)
Lymphopenia	1 (6)	7 (19)	8 (15)
Aspartate aminotransferase increased	3 (17)	1 (3)	4 (7)
Anemia	1 (6)	2 (5)	3 (5)
Alanine aminotransferase increased	2 (11)	0	2 (4)
Arthralgia	1 (6)	1 (3)	2 (4)
Pyrexia*	0	2 (5)	2 (4)

- MTD not reached
- No treatment-related discontinuation or Grade 5 adverse events
- CRS events were all manageable
  - Majority (77%) within first 3 doses
  - 71% Grade 1
  - 29% Grade 2
  - No Grade ≥ 3 CRS
- Adverse events attenuate over time

* Includes events reported as a sign/symptom of CRS

† Safety presented by intended target escalation dose on Day 15. 1/37 patients received only a single dose of 2 mcg and did not reach target dose of ≥ 20 mcg

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 Responses observed in multiple tumor types  * Two patients (1 with NSCLC, 1 serous ovarian) discontinued treatment due to PD with scan data not available at DCO  † Ovarian cancer patient with unconfirmed PR (uPR) remains on treatment and eligible for confirmation  ‡ PRAME expression assessed by IHC H-score  Two PRAME-negative patients both had PD (not shown)  Endo, endometrial carcinoma; NSCLC, non small cell lung carcinoma; TNBC, triple-negative breast cancer;  PRAME expression‡  Positive  Not evaluable  8

 Majority of patients have durable tumor response or disease stabilization  9  NSCLC, non small cell lung carcinoma

 * PRAME expression assessed by IHC H-score  Endo, endometrial carcinoma; NSCLC, non small cell lung carcinoma; TNBC, triple-negative breast cancer; UM, uveal melanoma; ctDNA, circulating tumor DNA; ND, not yet determined (9 patients pending); NE, not evaluable; PR, partial response  Responses are durable, 6 of 7 PRs still ongoing  Two PRs ongoing for 7+ months  10

Reduction in circulating tumor DNA observed across tumor types (n=20)†



Any reduction: 18 (90%)
50% reduction: 13 (65%)
Cleared: 5(25%)
Best log reduction
0.0
-0.5
-2
-3
Cleared
Best % reduction
50
75
100

Tumor	U	B	U	B	O	E	O	LS	LA	B	O	LS	C	U	U	C	U	U	U	C
BOR	PD	PD	SD	PD	PD	PD	SD	NE	SD	PD	PR	SD	PD	SD	PD	PD	PD	PR	PR	PR
Prior tebe	*		*														*			
Prior CPI	*		*		*	*		*	*		*	*	*		*	*				*

- 4 PR patients evaluated for ctDNA had > 50% reduction, including 3 with clearance
- Two patients had ctDNA clearance despite best response of PD

† 20 of 31 efficacy evaluable patients had paired ctDNA. Data not yet available for 9 patients, including 3 PRs. Two patients did not have baseline detectable ctDNA.

B, triple-negative breast cancer; C, cutaneous melanoma; ctDNA, circulating tumor DNA; E, endometrial carcinoma; LA, non small cell lung adenocarcinoma; LS, non small cell lung squamous cell carcinoma; O, ovarian; U, uveal melanoma; CPI, checkpoint inhibitor; tebe, tebentafusp

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 Baseline  On treatment  Example responders: ovarian carcinoma and uveal melanoma  Images courtesy of Dr. Marlana Orloff (TJU) and Dr. Anja Williams (SCRI-UK)  Confirmed PR  ctDNA cleared Ongoing treatment 1+ year  Week 18  Uveal Melanoma  Unconfirmed PR  Ongoing treatment; ctDNA pending  Representative lesion  Week 9  12  Patient #1  Ovarian cancer  5 prior lines,  platinum resistant  Patient #2

 Images courtesy of Dr. Omid Hamid (Angeles Clinic)  13  Confirmed PR ongoing treatment 5+ months  Week 9  Week 9  Week 9  Example responder: cutaneous melanoma  Prior anti-CTLA4, multiple anti-PD1s and oncolytic virus  24 mm  11 mm  23 mm  11 mm  63 mm  47 mm  Patient #3  Baseline

 Baseline  Images courtesy of Dr. Omid Hamid (Angeles Clinic)  14  Confirmed PR  ctDNA 67% decrease  nontarget PD at Month 8 but ongoing treatment 1+ yr  Example responder: serous ovarian carcinoma  5 prior regimens including platinum, bevacizumab, anti-PD-1, investigational agents  12  51 mm  40 mm  9.7 mm  19 mm  29 mm  16 mm  Week 18  Week 18  Week 18  Patient #4

Conclusions

- IMC-F106C, first PRAME×CD3 ImmTAC, activates T cells and is well-tolerated
  - CRS is mostly Grade 1, no Grade ≥3, and predominantly during initial 3 doses
  - Treatment-related AEs are manageable; none have led to discontinuation or death
- Durable (up to 9+ months) RECIST PRs across multiple tumor types, including
  - Cutaneous melanoma, progressed following prior anti-PD1 and anti-CTLA4
  - Heavily pre-treated, platinum-resistant ovarian carcinoma
  - Uveal melanoma
- Benefit also apparent in disease control, including conversion of SD to PR
- Almost all evaluable patients, across multiple tumor types, have ctDNA reduction
  - Early reduction appears associated with clinical benefit
  - Complete ctDNA clearance common in melanoma
- Expansions open in cutaneous melanoma, NSCLC, endometrial and ovarian carcinoma
- Dose escalation continues and combinations with chemotherapy and checkpoint inhibitors planned

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 Thank you to all patients, their families and their caregivers who were involved in this global clinical trial & all investigators and their teams  Omid Hamid  Takami Sato and Marlana Orloff Diwakar Davar  Margaret Callahan Raid Aljumaily Melissa Johnson Ecaterina Dumbrava Benjamin Izar  Hui Amy Chen  The Angeles Clinic and Research Institute, A Cedars-Sinai Affiliate  Thomas Jefferson University Hospitals University of Pittsburgh Medical Center Memorial Sloan Kettering Cancer Center  University of Oklahoma Peggy and Charles Stephenson Cancer Center Sarah Cannon Research Institute, Nashville  MD Anderson Cancer Center Columbia University Medical Center  University of California Davis Comprehensive Cancer Center  Juanita Lopez  Royal Marsden NHS Foundation Trust and Institute of Cancer Research  Anja Williams and Hendrik-Tobias Arkenau  Sarah Cannon Research Institute, London  Fiona Thistlethwaite  Heather Shaw  The Christie NHS Foundation Trust  University College London

 22  IMC-F106C Clinical Development Plan  DAVID BERMAN  Head of Research and Development

 23  Insights from KIMMTRAK clinical development in mUM  Overall Survival (OS) benefit  Tumor  Day 16  Baseline  CD8  CD4  CD3  MEDIAN OS:  21.7months  HAZARD RATIO:  0.51  Redirects T cells into tumor1  Durable  clinical activity2  Activity at high and low H score4  1. Butler, et. al. AACR Annual Meeting 2021; 2. Carvajal, et. al. J. Clin Oncol. 2022 Jun 10;40(17):1939-1948. doi: 10.1200/JCO.21.01805. Epub 2022 Mar 7;  3. Rantala ES et al. Melanoma Res. Published online. 2019; 4. D. Davar Annals of Oncology (2021) 32 (suppl_7): S1398-S1427. 10.1016/annonc/annonc786  Best Overall Response  Best Overall Response  ctDNA  reduction3

 24  Best RECIST Response Non-PR PR  0  150  100  50  300  250  200  IHC Score   RECIST responses enriched at higher H score for PRAME   1. Carvajal RD, et al. J Clinical Oncology 2022; 40:1939; 2. Davar D, et al. Ann Oncol 2021 32:S1411-S1413; 3. Hamid O et al. #728O ESMO 2022  4. All KIMMTRAK-naïve patients in phase 1 trials, including those with H score =0. Excluded are patients with unevaluable H score and 5 mUM IMC-F106C patients who progressed on prior KIMMTRAK  KIMMTRAK (Phase 1/2)  Study IMCgp100-1021,4  MAGE-A4 (Phase 1)  Study IMC-C103C-1012,4  PRAME (Phase 1)  Study IMC-F106C-1013,4  median  median  median

 25  IMC-F106C-101 designed as an adaptive Phase 1/2 study  Endometrial  Monotherapy expansion  Monotherapy IV dose escalation  Focus of today’s presentation  Checkpoint inhibitor combinations  ImmTAC combinations  Chemotherapy combinations  M onot herapy C om bi nat i ons   NSCLC  Monotherapy expansion  Ovarian  Monotherapy expansion  Cutaneous melanoma  Monotherapy expansion  Enables future randomized trials into earlier lines of therapy  Adaptive design enables flexible expansion size  All ongoing  Initial data provides optionality to develop in single arm or randomized trials

 26  Total >150,000  PRAME, validated as TCR target, expressed in many solid tumors  PRAME prevalence derived from immunohistochemistry and RTqPCR of patient samples and analysis of TCGA  Epidemiology data from cancer registries and Decision Resources, Annual incidence of metastatic patients  Tumor type  Prevalence of PRAME expression1  HLA*02:01+, PRAME+  metastatic patients (G7)2  Endometrial  >10K  70-100%  Melanoma  >10K  Ovarian  >15K  NSCLC-squamous  >30K  50-70%  NSCLC-adeno SCLC TNBC  >40K  >15K  >5K  SCCHN  PRAME+, HLA-A2 patients/year  Gastric  20-50%  RCC  >30K  Esophageal  Cholangiocarcinoma  Cervical

 27  Concluding Remarks  BAHIJA JALLAL  Chief Executive Officer

 28  Validation of ImmTAC platform in multiple solid tumors  KIMMTRAK®  gp100  IMC-C103C  MAGE-A4  T cell activation  Durable tumor shrinkage  ctDNA reduction  Overall survival benefit  Activity even in low target expression  To be presented  IMC-F106C  PRAME  Promising rate of RECIST PRs enables broad development options

 7  BRIAN DI DONATO  Chief Financial Officer and Head of Strategy  BAHIJA JALLAL, PhD  Chief Executive Officer  DAVID BERMAN, MD, PhD  Head of Research and Development  Q&A Session  MOHAMMED DAR, MD  Chief Medical Officer  OMID HAMID, MD  The Angeles Clinic Chief, Translational Research  and Immunotherapy and  Co-Director, Melanoma Therapeutics

Our pipeline

Leading bispecific TCR pipeline; FDA approval for KIMMTRAK®

	Candidate	Target	Indication	Pre-clinical	Phase 1	Phase 2	Phase 3	Approved	Anticipated Milestones
ONCOLOGY	KIMMTRAK®	gp100	Uveal melanoma	■	■	■	■	■	✓ FDA, EC, MHRA approvals ✓ Commercial launch 1H 2022
			Advanced melanoma	■	■	■			• Start Ph 2/3 study 4Q 2022
	IMC-F106C	PRAME	Multiple solid tumors	■	■				✓ Phase 1 data presented at ESMO ✓ Initiated 4 expansion arms (cutaneous melanoma, ovarian, NSCLC, & endometrial) • Dose escalation continues
	IMC-C103C[1]	MAGE-A4	Multiple solid tumors	■	■				✓ Initiated ovarian expansion arm • Phase 1 update 4Q 2022
	Candidate #4	Undisclosed	Multiple solid tumors	■					
	Candidate #5	Undisclosed	Colorectal, gastric, pancreatic	■					
INFECTIOUS DISEASES	IMC-I109V	Envelope	Hepatitis B Virus (HBV)	■	■				✓ Initial Ph. 1 data presented (EASL)
	IMC-M113V[2]	Gag	Human Immunodeficiency Virus (HIV)	■	■				✓ Phase 1 first patient dosed

[1] Developed under a co-development/co-promotion collaboration with Genentech. [2] Program is wholly owned, development costs being provided by the Bill & Melinda Gates Foundation (BMGF), Immunocore retains all development and commercialization rights in the developed world.

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IMMUNOCORE

Key portfolio milestones anticipated in 2022

	1Q2022	2Q2022	3Q2022	4Q2022
Oncology (★ FDA Approval)	**KIMMTRAK** Commercial Launch ✓			**Advanced Melanoma** Start Ph. 2/3 Randomized Trial
			PRAME Ph. 1 Initial data ESMO Paris ✓	**MAGE A4** Ph. 1 Update
Infectious Diseases		**HBV** Initial Ph. 1 Data ✓		
		HIV Ph. 1 Start ✓		

KIMMTRAK:

- ✓ FDA Approval for mUM | 1Q
- ✓ European Commission's Approval for mUM | 2Q
- ✓ UK MHRA Approval for mUM | 2Q
- ✓ Australia and Canada Approval for mUM | 2Q
- ✓ Clinical supply agreement with Sanofi IL2 for melanoma | 2Q

PRAME:

- ✓ Initiated four expansion arms (cutaneous melanoma, ovarian, NSCLC, & endometrial)

HBV:

- ✓ EASL 2022 | 2Q

~$393M Adjusted cash and cash equivalents as of June 30, 2022[1]

1. Gives effect to receipt of $139.6M proceeds from July 2022 PIPE transaction, net of offering expenses payable by the Company.

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IMMUNOCORE